D. Boral ARC Merger Corporation

10 East 53rd Street, Suite 3001

New York, NY 10022

July 1, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	D. Boral ARC Merger Corporation
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-4 (File No. 333-297193)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of D. Boral ARC Merger Corporation (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-4 filed on July 1, 2026 (File No. 333-297193) (the “Registration Statement”), which was filed as a result of an error by the Company’s printer. The Company will immediately refile the Form S-4 on July 1, 2026. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Terry Bokosha, Esq. of Loeb & Loeb LLP, at 212.407.4912.

Sincerely,

/s/ John Darwin
John Darwin
Chief Financial Officer